

February 15, 2011

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Holdings, Inc.
One Park Plaza
Nashville, Tennessee 37203

> **Re:    HCA Holdings, Inc.**
> **Information Statement Pursuant to Section 14(c) of the**
> **Securities Exchange Act of 1934**
> **Filed February 7, 2011**
> **Revised Preliminary Information Statement**
> **Filed February 14, 2011**
> **File No. 001-11239**

Dear Mr. Franck:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:    J. Page Davidson (Bass, Berry & Sims PLC)